FIRST TRUST EXCHANGE-TRADED FUND VI
                       120 EAST LIBERTY DRIVE, SUITE 400
                            WHEATON, ILLINOIS 60187

                                 July 27, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Karen Rossotto, Esq.


                Re:    First Trust Exchange-Traded Fund VI
                       Registration Statement on Form N-14
                              (File No. 333-211163)


Ladies and Gentlemen:

      The undersigned, First Trust Exchange-Traded Fund VI (the "Registrant"), on behalf of its series, First Trust High Income ETF, and First Trust Portfolios, L.P., pursuant to the provisions of Rule 461 of the General Rules and Regulations (the "General Rules") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, hereby respectfully request that the Commission grant acceleration of the effectiveness of Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-14 referenced above so that it will become effective on July 28, 2016 or as soon thereafter as practicable.

      We appreciate your consideration of this request. Please call Jonathan Koff of Chapman and Cutler LLP at (312) 845-2978 or William Hermann of Chapman and Cutler LLP at (312) 845-3895 with any comments or questions concerning this request.

                                       Very truly yours,

                                       First Trust Exchange-Traded Fund VI

                                       By: /s/ W. Scott Jardine
                                           ------------------------------------
                                           W. Scott Jardine, Secretary


                                       First Trust Portfolios, L.P.

                                       By: /s/ W. Scott Jardine
                                           ------------------------------------
                                           W. Scott Jardine, Secretary